Exhibit (a)(1)(P)

MANITOU BF S.A. ACCEPTS SHARES IN TENDER OFFER

FOR COMMON STOCK OF GEHL COMPANY

AND COMMENCES SUBSEQUENT OFFERING PERIOD

Tuesday, October 21, 2008 – MANITOU BF S.A. announced today the expiration of the initial offering period of, and the acceptance of shares validly tendered in, the tender offer by its wholly-owned subsidiary TENEDOR Corporation for all outstanding shares of common stock of GEHL Company (Nasdaq: GEHL). The initial offering period expired, as scheduled, at 5:00 p.m., New York City time, on Monday, October 20, 2008.

The depositary for the tender offer has advised MANITOU and TENEDOR that shareholders of GEHL have, as of the expiration of the initial offering period, validly tendered and not withdrawn a total of 8,988,693 GEHL shares, representing, when taken together with the 1,748,046 shares already owned by MANITOU, approximately 89.0% of the outstanding and fully diluted shares of common stock of GEHL. An additional 1,315,245 GEHL shares were tendered pursuant to notices of guaranteed delivery. TENEDOR has accepted for payment all GEHL shares that were validly tendered in the initial offering period. Immediately prior to acceptance, GEHL cancelled all outstanding awards of stock options, restricted stock and stock appreciation rights granted to employees and directors of GEHL pursuant to the company’s incentive plans and converted them into the right to receive an equivalent amount in cash, less any applicable exercise price and required withholding and employment taxes.

MANITOU also announced that TENEDOR has commenced a subsequent offering period for all remaining shares of GEHL common stock, to permit shareholders who have not yet tendered their shares the opportunity to do so. This subsequent offering period will expire at 12:00 p.m. (noon), New York City time, on Friday, October 24, 2008, unless further extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire.

The same $30.00 per share price offered in the prior offering period will be paid during the subsequent offering period. All shares validly tendered during this subsequent offering period will be immediately accepted and payment will be made promptly after acceptance, in accordance with the terms of the offer. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by the guaranteed delivery procedure and (2) shares tendered during the subsequent offering period may not be withdrawn.

Pursuant to the terms of the previously announced merger agreement, MANITOU expects to effect a merger of TENEDOR with and into GEHL, subject to the satisfaction or waiver of the conditions to the merger, pursuant to which GEHL will become a wholly-owned subsidiary of MANITOU. In the merger, TENEDOR will acquire all other GEHL shares (other than those as to which holders properly exercise appraisal rights, if any are available) at the same $30.00 per share price, without interest and less any required withholding taxes, that was paid in the tender offer. MANITOU intends to cause TENEDOR to complete the merger as soon as practicable and, as a result of MANITOU’s and TENEDOR’s ownership of more than 66 2/3% of the outstanding shares of GEHL after TENEDOR’s purchase of the accepted shares, MANITOU and TENEDOR control the necessary votes to assure shareholder approval of the merger, and are required by the merger agreement to vote their shares in favor of approving the merger. If, as a result of additional shares tendered and purchased in the subsequent offering period or otherwise, MANITOU and TENEDOR become the owner of at least 90% of the outstanding GEHL shares, TENEDOR will be able to effect the merger without the need for a meeting of GEHL’s shareholders.

MANITOU BF, headquartered in Ancenis in the Loire Atlantique department of France, engages in the design, manufacturing and distribution of material handling equipment serving the construction, agriculture and industrial sectors. With its 23 manufacturing and distribution subsidiaries, the MANITOU Group is the global leader in rough terrain equipment (all-wheel-steer loaders and telescopic handlers). The company has a distribution network of approximately 600 hundred distributors in 120 countries. Its product line also includes aerial work platforms, compact loaders, masted forklift trucks and stackers. In 2007, the Group generated a record €1,260.0 million in sales and a net income of €86.1 million. Additional information available on www.manitou.com or by contacting communication.financiere@manitou.com.

GEHL Company (NASDAQ: GEHL) is a manufacturer of compact equipment used worldwide in construction and agricultural markets. Founded in 1859, the Company is headquartered in West Bend, Wisconsin. The Company markets its products under the GEHL® and Mustang® brand names. Mustang product information is available on the Mustang Manufacturing website (www.mustangmfg.com). CE Attachments, Inc. information is available at (www.ceattach.com). GEHL Company information is available at (www.gehl.com) or contact: GEHL Company, 143 Water Street, West Bend, WI 53095 (telephone: 262-334-9461).

TENEDOR and MANITOU have filed a Tender Offer Statement, Rule 13e-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement on Schedule TO containing the offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and GEHL has filed a Recommendation Statement on Schedule 14D-9 with respect to the tender offer. TENEDOR, MANITOU and GEHL have mailed these documents to the shareholders of GEHL. These and other documents that MANITOU and GEHL have filed and will file with the SEC relating to the tender offer contain and will contain important information about the tender offer and shareholders of GEHL are urged to read them carefully. Shareholders of GEHL can obtain a free copy of these documents at http://www.gehl.com and the website maintained by the Securities and Exchange Commission at http://www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents from MANITOU by contacting MANITOU’s Information Agent, D.F. King, at (800) 967-7921 or from GEHL by contacting GEHL’s Investor Relations Department at (262) 334-9461.

This press release contains forward-looking statements, including statements in connection with the tender offer and the proposed acquisition, which involve a number of risks and uncertainties. These statements are based on MANITOU’s and GEHL’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied and difficulties that MANITOU may suffer in connection with its plans for financing the tender offer and acquisition of GEHL. Risks relating to the tender offer and merger are described in the documentation filed with the SEC by MANITOU and GEHL as referenced in the immediately preceding paragraph. Risks relating to GEHL are described in GEHL’s report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2007. GEHL and MANITOU are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.